July 10, 2024

Shawn Matthews
Chairman and Chief Executive Officer
HCM II Acquisition Corp.
100 First Stamford Place, Suite 330
Stamford, CT 06902

       Re: HCM II Acquisition Corp.
           Registration Statement on Form S-1
           Filed June 18, 2024
           File No. 333-280283
Dear Shawn Matthews:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 18, 2024
General

1. We note your disclosure on the cover page and elsewhere in the filing that the non-
       managing sponsor investors have indicated an interest to purchase approximately
       $226,118,030 of the units in the offering at the offering price. We also note that the non-
       managing sponsor investors may determine to purchase a different number of units in the offering. So that investors will be able to understand the minimum amount of your securities that will enter the public market through sales to the public, as opposed to the non-managing sponsor investors, please clarify that the ceiling on the amount of purchase is $226,118,030 of the units. Additionally, please tell us whether the limited number of
       public investors would impact the company   s eligibility to list its
securities on Nasdaq.
2. We note disclosure on page 22 that none of the non-managing sponsor investors has any obligation to vote any of their public shares in favor of your initial business combination.
       Please revise to disclose that the non-managing sponsor investors will nevertheless be incentivized to vote in favor of a business combination because of their indirect
 July 10, 2024
Page 2

       ownership through the sponsor of up to 2,800,000 founder shares and 3,500,000 private placement warrants.
3. With respect to the 3,500,000 private placement warrants that the non-managing sponsor investors have expressed an interest to purchase, please clarify whether these warrants are part of or in addition to the 6,000,000 private placement warrants to be purchased by your sponsor.
4.     Please disclose whether the non-managing sponsor investors    securities
would be subject
       to a lock up agreement with the underwriters.
The non-managing sponsor investors have expressed an interest . . ., page 76

5. Please revise your risk factor disclosure starting on page 76 to address the potential conflicts of interest with the non-managing sponsor investors in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement warrants, and the ability to pursue a business combination with a company that is affiliated with the non-managing sponsor investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Kevin Manz